

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Mr. Srinivasan Venkatakrishnan
Executive Director, Finance
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg, South Africa 2001

> **Re:** **AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 20, 2006**
> **Response letter dated April 19, 2007**
> **File No. 1-14846**

Dear Mr. Venkatakrishnan:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements, page F-5

Note 4 Significant Accounting Policies, page F-12

1.   We note from your response to comment two from our letter dated February 28, 2007, that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your accounting policy disclosures to address the items below. In addition, disclose the impact on net income and earnings per share for all periods presented, as well as opening retained earnings to present your financial statement results had you expensed such costs as incurred.

- Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

    a. Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

    b. You can obtain the benefit and control others access to it, and,

    c. The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria,

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents and asset.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief